Provident Energy Announces May Cash Distribution

NEWS RELEASE NUMBER 16-04	May 3, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its May cash distribution will be CDN$0.12 per unit payable on June 15, 2004. May's distribution is consistent with the distribution announced for the previous month.

May distributions will be paid to unitholders of record on May 19, 2004. The ex-distribution date will be May 17, 2004. For unitholders receiving their distribution in U.S. funds, the May 2004 cash distribution will be approximately US$0.09 based on an exchange rate of .7279. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:	Corporate Head Office:
Jennifer Pierce	700, 112 - 4th Avenue S.W.
Senior Manager	Calgary, Alberta T2P 0H3
Investor Relations and Communications	Phone: (403) 296-2233
Phone (403) 231-6736	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 261-6696
www.providentenergy.com